SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER (212) 455-7862	E-MAIL ADDRESS HUI.LIN@STBLAW.COM

September 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Attorney-Advisor

Barbara C. Jacobs, Assistant Director

Jan Woo, Legal Branch Chief

Kathleen Collins, Accounting Branch Chief

Rebekah Lindsey, Staff Accountant

Re:	Dell Technologies Inc.

Registration Statement on Form S-4

Filed August 6, 2018

File No. 333-226618

Ladies and Gentlemen:

On behalf of Dell Technologies Inc. (the “Company”), we hereby submit the Company’s responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company dated August 31, 2018, concerning the above-referenced Registration Statement on Form S-4 (File No. 333-226618), filed with the Commission on August 6, 2018 (the “Registration Statement”).

The Company has revised the Registration Statement in response to the Staff’s comments, and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates certain of the information contained therein. The Company also is providing supplementally to the Staff copies of Amendment No. 1 marked to show all changes to the Registration Statement.

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comments in italicized text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in Amendment No. 1.

Securities and Exchange Commission	September 5, 2018

Letter to Stockholders, page 1

1.

Please clarify that if an election to receive cash consideration is not made by submitting an election form by the appropriate deadline, a Class V stockholder will receive solely shares of Class C Common Stock (other than cash received in lieu of a fractional share of Class C Common Stock).

Response: In response to the Staff’s comment, the Company has revised the letter to stockholders in Amendment No. 1 to clarify that if an election to receive cash consideration is not made by submitting an election form by the appropriate deadline, a Class V stockholder will receive solely shares of Class C Common Stock (other than cash received in lieu of a fractional share of Class C Common Stock).

Questions and Answers Regarding the Class V Transaction and the Special Meeting

Q: How will proration of a cash election be calculated under the merger agreement?, page 3

2.

Please provide additional context in your illustrative example as to how much cash and how many Class C Common Stock shares will be issued if stockholders elect to receive more than $9 billion in cash. For example, clarify that the $10 billion example is based on approximately 46% of the Class V shares electing to be cashed out versus receiving Class C Common Stock. Further, include an example that would illustrate the amount of cash and shares that the Class V stockholders would receive if 100% of the holders elect to receive cash .

Response: In response to the Staff’s comment, the Company has revised pages 3, 4, 134 and 135 of Amendment No. 1 to provide additional context regarding the proration of aggregate cash consideration if stockholders elect to receive more than $9 billion in cash, and the Company has included an example on pages 3, 4, 134 and 135 of Amendment No. 1 to illustrate the amount of cash and shares that the Class V stockholders would receive if 100% of the holders of Class V Common Stock elect to receive cash.

Q: How many shares of Class C Common Stock are currently outstanding and subject to outstanding awards under stock option incentive plans?, page 5

3.

Please clarify the number and value of the shares of Class C Common Stock underlying stock options that will vest under your golden parachute compensation arrangements upon the completion of the Class V transaction.

Response: In response to the Staff’s comment, the Company has revised page 6 of Amendment No. 1 to clarify the number and value of the shares of Class C Common Stock underlying stock options that will vest upon the completion of the Class V transaction with respect to all holders of such stock options and with respect to holders of such stock options under the Company’s golden parachute compensation arrangements.

Securities and Exchange Commission	September 5, 2018

Q: For purposes of voting on the adoption of the merger agreement …, page 12

4.

In light of your affiliates being excluded from a separate class vote of your Class V stockholders, please clarify the percentage of the total Class V Common Stock shares outstanding that is needed to approve the separate class votes on Proposals 1 and 2. Also, identify which entities you consider affiliates that will be excluded from the Class V stockholder votes on Proposals 1 and 2. In particular, please clarify whether the stockholders of your Class V Common Stock disclosed on page 262 would be considered your affiliates and excluded from the separate class votes on Proposals 1 and 2.

Response: In response to the Staff’s comment, the Company has revised pages 12 and 13 of Amendment No. 1 to provide more information about the identities of the Company’s affiliates and the percentage of the total Class V Common Stock needed to approve the separate Class V stockholder class votes on Proposals 1 and 2.

Summary

Evaluation of the Class V Transaction and Alternative Business Opportunities, page 26

5.

On pages 8, 26, 149, and 164, you reference receiving “feedback” from more than 20 Class V stockholders representing nearly 40% of the outstanding shares of Class V Common Stock. You provide further discussion of Class V stockholder feedback received by Goldman Sachs, Evercore and Dell Technologies at various points in time on pages 145 through 151. Please provide more details of this feedback, including whether such discussions involved Class V principal stockholders. Please summarize the information provided to these Class V stockholders and describe the feedback provided. Further, please clarify whether any of these investors indicated support or their intention to vote for a transaction similar to the Class V transaction ultimately approved by the Special Committee and Dell Technologies board of directors.

Response: In response to the Staff’s comment, the Company has revised pages 148, 149, 151, 152 and 154 of Amendment No. 1 to provide more details of this feedback, including whether such discussions involved Class V principal stockholders, the information provided to these Class V stockholders and the feedback provided. The Company has also revised page 27 of Amendment No. 1 to include a cross reference to the description of such feedback. The Company respectfully advises the Staff that, because no specific exchange ratios or transaction structures were discussed with these Class V stockholders, no such stockholders were in a position to indicate support for any particular transaction or their intentions with respect to any vote thereon.

Securities and Exchange Commission	September 5, 2018

Ownership and Corporate Structure, page 27

6.

Please revise your ownership and corporate structure illustration before the Class V transaction to clearly reflect the fact that Class V common stock shareholders are common stockholders of Dell Technologies. As you state on page 77, the DHI Group and the Class V Group are not separate legal entities and cannot own assets, and, as a result holders of Class V Common Stock do not have special rights related to specific assets attributable to the Class V Group.

Response: In response to the Staff’s comment, the Company has revised the ownership and corporate structure illustration on pages 28 and 269 of Amendment No. 1 to reflect the fact that Class V Common Stock shareholders are common stockholders of Dell Technologies and to clarify the legal ownership versus economic interest of the common stockholders.

Management of Dell Technologies After the Class V Transaction, page 45

7.

Please disclose that you intend to rely on the NYSE’s controlled company exemption and that you have elected to not comply with certain corporate governance requirements of the NYSE, including the requirement to have a board composed of a majority of independent directors.

Response: In response to the Staff’s comment, the Company has revised page 49 of Amendment No. 1 to indicate that the Company intends to rely on the NYSE’s controlled company exemption and that the Company has elected to not comply with certain corporate governance requirements of the NYSE for companies that are not controlled companies, including the requirement to have a board of a majority of independent directors.

Risk Factors

The Company certificate designates a state court of the State of Delaware …, page 65

8.	Please clarify whether the exclusive forum provision in your charter is intended to apply to claims under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised page 69 of Amendment No. 1 to clarify that the exclusive forum provision of the Company certificate is not intended to apply to claims under the federal securities laws.

Dell Technologies faces risks and challenges in connection with its goal …, page 68

9.

You reference a challenging demand environment in Client Solutions, noting a decline in: worldwide revenues for desktop and laptop PCs; worldwide PC shipments during calendar year 2017; and shipment forecasts for PC products. In light of the recent net revenue growth in Client Solutions and your projected growth rates for your Client Solutions segment, please update this section and provide quantitative disclosure where applicable.

Securities and Exchange Commission	September 5, 2018

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that the risks described in this risk factor remain relevant. The Company experienced net revenue growth in its Client Solutions Group segment in the first fiscal quarter of Fiscal 2019 due in part to the ongoing consolidation in the PC industry over the last six years, during which time the aggregate share of the largest three PC vendors, including the Company, has increased from 41% to 60%. The projected growth rates for this segment are driven by the Company’s expectation that it will continue to gain industry share and successfully leverage its industry leadership position to outperform overall industry growth. However, the Company continues to anticipate an increasingly challenging demand environment in its Client Solutions Group segment and intensifying market competition, and believes that the fundamental changes in the PC market as described in the risk factor remain relevant to its business.

Management of Dell Technologies After the Class V Transaction, page 111

10.

Please expand the discussion of the Amended Sponsor Stockholder Agreement here and in the transaction summary section on page 46 to indicate the number of board members that the MD stockholders and the SLP stockholders are entitled to nominate. Based on the total voting power of the MD stockholders and the SLP stockholders as of July 20, 2018, it appears that they are entitled to nominate five of the six board members. Please identify the board members that are serving on the board pursuant to the agreement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that all of the current directors of the Company are currently serving on the board of directors pursuant to the existing Sponsor Stockholders Agreement. In addition, the Company has revised pages 49, 114, 245 and 246 of Amendment No. 1 to include placeholders for the number of board members that the MD stockholders and the SLP stockholders would be entitled to nominate under the Amended Sponsor Stockholder Agreement after giving pro forma effect to the completion of the Class V transaction as well as the persons to be designated as nominees by each of the MD stockholders and SLP stockholders. The Company respectfully advises the Staff that the other information requested by the Staff will be provided in a subsequent pre-effective amendment to the Registration Statement.

Proposal 1 – Adoption of the Merger Agreement

Background of the Class V Transaction, page 135

11.

On March 26 and 28, 2018, Goldman Sachs communicated to Evercore of “significant differences in the parties’ views with respect to valuation.” Please describe these differences, including quantifying these differences in valuation.

Response: In response to the Staff’s comment, the Company has revised page 147 of Amendment No. 1 to describe the referenced differences in views with respect to valuation, including with respect to quantum.

Securities and Exchange Commission	September 5, 2018

12.

You disclose that updated Dell projections were provided to the Dell Technologies board, Goldman Sachs, the Special Committee, Evercore and Lazard on May 16, 2018. Please clarify whether you received any feedback as to these updates and any underlying assumptions used in their calculation.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not receive any substantive feedback as to these updates and the underlying assumptions used in such calculation.

13.

Please describe in more detail the feedback Lazard provided to Goldman Sachs on March 25, 2018 regarding the valuation of the potential business combination of Dell Technologies, and VMware, including Lazard’s “different view on certain assumptions underlying the valuation analysis” and “assumptions regarding run-rate synergies.”

Response: In response to the Staff’s comment, the Company has revised page 147 of Amendment No. 1 to describe such feedback in more detail.

Opinion of Evercore Group, L.L.C., page 169

14.

We note that Evercore, in its precedent tracking stock discount analysis, applied a discount range of 18.0% to 33.0% to the trading price of VMware common stock based on its calculation of the average discount of the Liberty Media SiriusXM tracking stock. Please advise us as to what consideration Evercore gave to the fact that such discount range substantially exceeded the 0-10% range that Evercore applied in its Class V Common Stock discount analysis in connection with the Dell-EMC merger transaction in 2016, as publicly disclosed in the Form S-4 filed by Denali Holding Inc. that went effective on June 6, 2016.

Response: The Company respectfully advises the Staff that Evercore’s analysis from two years ago in connection with the prior Dell-EMC transaction is not relevant to its analysis of the Class V transaction today. Evercore’s fairness opinion rendered in connection with the Dell-EMC transaction was based on the facts and market conditions in 2016. The precedent tracking stocks reviewed by Evercore in 2016 and publicly traded at the time of its analysis (QVC, Liberty Ventures, LiLAC and Fidelity National Financial Ventures) are no longer in existence. Evercore’s fairness opinion explicitly indicated that Evercore expressed no opinion as to how the Class V Common Stock or shares of VMware would trade at any time. Evercore’s fairness opinion was based on the total consideration received by an EMC shareholder, of which 72.6% of the value was in cash and the remainder was in Class V Common Stock. The indicated 0-10% range was an estimate used for purposes of one analysis and was not addressed in the fairness opinion provided by Evercore.

Further, Liberty Media announced the formation of the Liberty Media SiriusXM tracking stock in late 2015 and it began trading in April 2016. Given its short trading history, Evercore determined that the Liberty Media SirusXM tracking

Securities and Exchange Commission	September 5, 2018

stock was not an appropriate precedent at the time of the Dell-EMC merger transaction. The Company notes that, since it began trading, the discount of the Liberty Media SiriusXM tracking stock has widened as it has become more seasoned, and settled at a discount to Sirius XM (the underlying equity) of approximately 30% as of the time Evercore’s fairness opinion was delivered to the Special Committee.

15.

Please revise this section generally to explain how Evercore determined the perpetuity growth rates and estimated ranges of weighted average cost of capital used in its analyses. Please do the same with respect to the Goldman Sachs analyses, including by providing greater detail regarding the various inputs and calculations associated with application of the Capital Asset Pricing Model.

Response: In response to the Staff’s comment, the Company has revised pages 176, 180, 181, 190, 191, 193, 194 and 195 of Amendment No. 1 to explain the analyses by Evercore and Goldman Sachs in further detail.

16.

With respect to the implied equity value reference range tables on pages 175 and 176, we note that the implied equity value of Dell Technologies in the Class V transaction of $48.4 billion is at the high end of, if not entirely outside, the ranges presented. Please revise the disclosure to describe the consideration given to these results by Evercore and to explain what effect, if any, these results had on Evercore’s opinion. Also, explain how, if at all, the Special Committee considered these results.

Response: The Company respectfully advises the Staff that two of the valuation methodologies employed by Evercore to analyze Dell Technologies on a consolidated basis, “Dell Technologies (Excluding VMware) Plus VMware” and “Dell Technologies on a Consolidated Basis,” which are summarized on pages 178 through 180 of Amendment No. 1, effectively ascribe negative value to certain of Dell’s businesses that have high revenue growth but are not profitable, including Virtustream, Boomi, Pivotal and SecureWorks. For reference, Pivotal and SecureWorks are publicly listed companies with market capitalizations on a fully diluted basis of approximately $7.7 billion and $1.3 billion, respectively, and Dell Technologies owned approximately 65% of Pivotal, including through VMware, and approximately 86% of SecureWorks, in each case, as of July 20, 2018. These valuation methodologies, and their respective merits, were assessed in the context of the rest of the valuation methodologies utilized by Evercore, including a sum-of-the-parts valuation methodology which ascribes value to certain of Dell’s businesses that have high revenue growth but are not profitable, including Virtustream, Boomi, Pivotal and SecureWorks, as more particularly described in “Proposal 1—Adoption of the Merger Agreement—Opinion of Evercore Group L.L.C.—Summary of Evercore’s Financial Analysis—Sum-of-the-Parts” on page 177 of Amendment No. 1. Such valuation methodologies, their respective merits and the context in which they were utilized are more particularly described in “Proposal 1—Adoption of the Merger Agreement—Opinion of Evercore Group L.L.C.—Summary of Evercore’s Financial Analysis—Miscellaneous” on page 184 of Amendment No. 1 which makes clear that several valuation methodologies were employed by Evercore in its analyses, that no one single method of analysis should be regarded as determinative of the overall conclusion reached by Evercore, that each analytical technique has inherent strengths and weaknesses, and that the nature of the available information may further affect the significance of particular techniques. As such, the Company does not believe any additional revisions to the disclosure are necessary.

Certain Financial Projections, page 197

17.

Please describe the analysis performed by the Special Committee’s advisor DISCERN Analytics. Discuss the assumptions and the evaluation of Dell Technologies’ financial forecasts, financial and operating data, and industry and market research that DISCERN used in the Dell projections sensitivity case. Please explain the specific reasons DISCERN provided the Special Committee as to why the firm lowered Dell Technologies’ financial projections. Tell us why you have not disclosed DISCERN’s role in the summary section of the filing.

Response: In response to the Staff’s comment, the Company has revised page 202 of Amendment No. 1 to describe the analysis performed by the Special Committee’s advisor, DISCERN Analytics.

The Company has also revised page 27 of Amendment No. 1 to disclose DISCERN’s role in the summary section of the filing and to include a cross-reference to the description of the analysis performed by DISCERN.

Securities and Exchange Commission	September 5, 2018

18.	Please describe the nature of the supporting documentation described on pages 198 and 199 that Dell Technologies management provided Goldman Sachs in June 2018.

Response: In response to the Staff’s comment, the Company has revised pages 202 and 203 of Amendment No. 1 to clarify that the supporting documentation Dell Technologies management provided Goldman Sachs in June 2018 consisted of a spreadsheet containing unrounded numbers for certain of the figures in the updated Dell projections.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 252

19.

Please tell us and revise to disclose if material, how you considered the change in vesting conditions to the Class C options, and the conversion of Class V deferred stock units and Class V stock options issued to directors in your pro forma presentation. At a minimum, revise to disclose the pro forma Class C stock-based incentive awards that are excluded from your earnings per share calculations because the effect would be anti-dilutive.

Response: The Company respectively advises the Staff that the Class C options, Class V deferred stock units and Class V stock options issued to directors were considered in the pro forma presentation as they were included in the calculation of diluted earnings per share based on the dilutive share calculation in the Company’s historical financial statements. The Class V deferred stock units and Class V stock options issued to directors are immaterial for all periods presented. The Class C stock-based incentive awards are antidilutive and were therefore excluded from the calculation of diluted earnings per share.

In addition, in response to the Staff’s comment, the Company has revised pages 262 and 263 of Amendment No. 1 to disclose the number of antidilutive shares excluded from pro forma DHI Group diluted earnings per share.

Security Ownership of Certain Beneficial Owners and Management, page 261

20.	Please revise your beneficial ownership table to clarify the voting power for each member of management and your principal stockholders.

Response: In response to the Staff’s comment, the Company has revised the beneficial ownership table on page 265 of Amendment No. 1 to clarify the voting power for each member of management and the principal stockholders included in the table.

21.

Please clarify in Notes (2) and (12) to your beneficial ownership table whether the 33,449,504 shares of Dell Technologies Class A Common Stock beneficially owned by MSD Partners are excluded from the 348,677,582 shares of Class A Common Stock beneficially owned by Michael S. Dell.

Response: In response to the Staff’s comment, the Company has revised Notes (2) and (12) to the beneficial ownership table on pages 265 and 266 of Amendment No. 1, respectively, to clarify that the shares of Class A Common Stock beneficially owned by MSD Partners are not included in the shares of Class A Common Stock shown as beneficially owned by Michael S. Dell.

Securities and Exchange Commission	September 5, 2018

Comparison of Rights of Class V Stockholders and Class C Stockholders, page 289

22.

On page 290, you state that the Class C Common Stock after the Class V Transaction will have “[n]o special voting rights, except as provided by Delaware law.” Please clarify the circumstances under which a separate class voting right will be provided under Delaware law, such as if your certificate were to be amended to adversely affect the powers, preferences or rights of Class C stockholders.

Response: In response to the Staff’s comment, the Company has revised pages 272 and 277 of Amendment No. 1 to clarify the circumstances under which a separate class voting right is provided under Delaware law. The section containing the language cited by the Staff on page 293 of Amendment No. 1 contains a cross reference to the revised language on pages 272 and 277.

23.

We note that there are 22,175,919 shares of Class C Common Stock currently outstanding as of July 20, 2018, and a portion is subject to a registration rights agreement. Please clarify any material differences between the rights and privileges associated with existing Class C Common Stock and the rights and privileges associated with the Class C Common Stock that is to be issued through the offering to Class V stockholders. Further, please clarify whether existing Class C stockholders are entitled to separate class voting rights for Proposals 1 and 2 under the Delaware General Corporation Law.

Response: In response to the Staff’s comment, the Company has revised page 270 of Amendment No. 1 to clarify that there are no differences under the Company certificate or the Company bylaws between the rights and privileges associated with currently outstanding shares of Class C Common Stock and the rights and privileges associated with the shares of Class C Common Stock that is to be issued to Class V stockholders. Further, the Company has revised pages 12, 46 and 56 of Amendment No. 1 to clarify that holders of the Class C Common Stock are not entitled under the Delaware General Corporation Law or the Company certificate to vote as a separate class on any of the Proposals described in the Registration Statement.

General

24.

We note that the Class V Common Stock is listed on the NYSE and registered under Section 12(b) of the Exchange Act. We further note that the Class V transaction will result in the delisting of the Class V Common Stock. Please provide us with your analysis of the applicability of Exchange Act Rule 13e-3 to the Class V transaction, including reliance on any of the exceptions to the rule’s applicability.

Securities and Exchange Commission	September 5, 2018

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Rule 13e-3 does not apply to the Class V transaction as the Company is relying on the exception to Rule 13e-3 provided for in Rule 13e-3(g)(2). For the reasons set forth below, the Company believes its reliance on the exception in Rule 13e-3(g)(2) is appropriate.

As the Staff is aware, Rule 13e-3(g)(2) provides in pertinent part that Rule 13e-3:

“shall not apply to: … (2) any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security Provided, That: (i) Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock; (ii) Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and (iii) If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.” (emphasis added)

Clause (i) of Rule 13e-3(g)(2) is satisfied because all of the Class V stockholders are being offered the choice to receive common stock in the form of shares of Class C Common Stock in exchange for shares of Class V Common Stock. Clauses (ii) and (iii) of Rule 13e-3(g)(2) are also satisfied as the Class C Common Stock will be registered pursuant to Section 12 of the Exchange Act and, like the Class V Common Stock to be exchanged, will be listed on the NYSE. Therefore, the Class V transaction satisfies all three components of the Rule 13e-3(g)(2) exception.

As the Staff is aware, the Division of Corporation Finance has previously eschewed a formalistic reading of Rule 13e-3(g)(2) and has focused on the purpose of Rule 13e-3 when determining whether the Rule 13e-3(g)(2) exception applies. Accordingly, the Division has allowed the application of the Rule 13e-3(g)(2) exception in transactions providing for a stock or cash election. Specifically, “[i]f security holders are offered the opportunity to elect either cash or stock consideration, the exception in Rule 13e-3(g)(2) remains available provided that the cash, at the time it is first offered, is substantially equivalent to the value of the security offered and both options are offered to all security holders.” Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 112.02 (citing Question No. 11 in Exchange Act Release No. 17719 (April 13, 1981) (“Release No. 17719”)). Release No. 17719 (Question No. 11) further states that “[…] the exception’s objective of ensuring that the security

Securities and Exchange Commission	September 5, 2018

holders are afforded a meaningful opportunity to maintain their equity interest is defeated if the cash option is clearly more desirable than the alternative qualifying equity security.” In other words, consistent with the purpose of the exception in Rule 13e-3(g)(2) to permit stockholders to maintain an enhanced or equivalent equity interest, as discussed in Exchange Act Release No. 16075 (August 2, 1979), the requirement of substantial equivalence is intended to ensure that the stock consideration represents an economically genuine alternative to the cash consideration.

The cash consideration being offered in the Class V transaction is substantially equivalent to the value of the Class C Common Stock being offered in the Class V transactions and both options are offered to all holders of Class V Common Stock. Specifically, each Class V stockholder may elect to receive either $109 in cash (subject to a cap of $9 billion on the aggregate amount of cash consideration to be received by Class V stockholders) or 1.3665 shares of Class C Common Stock (with no cap on the aggregate amount of share consideration to be received by Class V stockholders), which exchange ratio was calculated after the Board and the Special Committee agreed that the value of the share consideration to be offered in the Class V transaction would equal $109 per share of Class V Common Stock based on a $48.4 billion equity value for the Company (excluding the value of the VMware common stock associated with the Class V Common Stock). This $48.4 billion equity value was determined through arms’-length negotiation between the Company and the Special Committee, with Goldman Sachs providing financial advice to the Company, and Evercore providing financial advice to the Special Committee, in each case, with respect to such valuation. The $48.4 billion equity value for the Company (excluding the value of the VMware common stock associated with the Class V Common Stock) represents a per share value for the Class C Common Stock of $79.77, or $109 per share of Class V Common Stock based on the 1.3665 exchange ratio.

Based on the foregoing, the Company is of the view that the Class V transaction is within the intended scope of Rule 13e-3(g)(2) and therefore is exempt from the application of Rule 13e-3.

25.

Please provide us supplementally with copies of all board books and similar materials prepared by the financial advisors and shared with the Special Committee or board of directors. Please also provide us supplementally with a copy of the November 3, 2017 third-party valuation report referred to on page 138.

Securities and Exchange Commission	September 5, 2018

Response: In response to the Staff’s request, the Company advises the Staff that the board books and similar materials prepared by the financial advisors and shared with the Special Committee or board of directors are being provided to the Staff under separate cover by respective counsels to Goldman Sachs and Evercore on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). By separate letter, respective counsels to Goldman Sachs and Evercore are also requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

In addition, a copy of the November 3, 2017 third-party valuation report (the “Valuation Report”) is being provided to the Staff under separate cover by us, as counsel to the Company, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letter, we, as counsel to the Company, are also requesting confidential treatment of the Valuation Report pursuant to the provisions of 17 C.F.R. § 200.83.

The supplemental materials are not being filed with and shall not be deemed part of the Registration Statement nor any amendment thereto.

*        *        *         *        *        *        *        *

If the staff has any questions or requires additional information concerning the responses contained herein, Amendment No. 1 or related matters, please do not hesitate to call me at (212) 455-7862 or, in my absence, Richard Capelouto at (650) 251-5060 or Benjamin Schaye at (212) 455-7866.

Very truly yours,

/s/ Hui Lin
Hui Lin, Esq. Simpson Thacher & Bartlett LLP

cc:	Dell Technologies Inc.
Richard J. Rothberg, Esq.
Janet Bawcom, Esq.

Securities and Exchange Commission	September 5, 2018

Simpson Thacher & Bartlett LLP

Richard Capelouto, Esq.
Kenneth B. Wallach, Esq
Daniel N. Webb, Esq.
Benjamin P. Schaye, Esq.

Hogan Lovells US LLP
Richard J. Parrino, Esq.
Kevin K. Greenslade, Esq.

Latham & Watkins LLP
Mark D. Gerstein, Esq.
Bradley C. Faris, Esq.

Wachtell, Lipton, Rosen & Katz
Steven A. Rosenblum, Esq.
Gordon S. Moodie, Esq.